September 3, 2024

Gary A. Vecchiarelli
Chief Financial Officer
CleanSpark, Inc.
10624 S. Eastern Ave.
Suite A - 638
Henderson, NV 89052

        Re: CleanSpark, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2023 Form 10-K for the Fiscal Year Ended September 30, 2022 File No. 001-39187
Dear Gary A. Vecchiarelli:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets